Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting (the “Notice”) of the Company both dated 11 November 2022 and the announcement of the Company dated 24 November 2022 in relation to the convening of the EGM for the purpose of considering and, if thought fit, approving, inter alia, the granting of the Specific Mandate. Capitalized terms used herein shall have the same meanings as those defined in the Circular and Notice unless otherwise stated.

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At the EGM of the Company held on 20 December 2022, voting on the proposed ordinary resolution (the “Resolution”) as set out in the Notice was taken by poll.

The poll result in respect of the Resolution proposed at the EGM was as follows:

ORDINARY RESOLUTION	No. of Votes (%)
	FOR	AGAINST

To grant a specific mandate to the Directors to exercise the powers of the Company to allot and issue the 35,000,000 new Ordinary Shares to Emerald Energy Solutions LLC as Consideration Shares upon exercise of the Call Option or the Put Option in accordance with the terms and conditions of the Agreement, where such Consideration Shares to be allotted and issued upon exercise of the Call Option or the Put Option shall rank equally in all respects among themselves and with all fully paid Ordinary Shares in issue as at the date of allotment and issue. The Specific Mandate is in addition to and shall not prejudice nor revoke any general or special mandate(s) which has/have been granted or may from time to time be granted to the Directors prior to the passing of this resolution.

	208,109,053 Ordinary Shares (98.36%)	3,466,180 Ordinary Shares (1.64%)

As more than 50% of the votes were cast in favour of the above ordinary resolution, it was duly passed as ordinary resolution of the Company

As at the date of the EGM, the total number of issued Ordinary Shares was 653,685,380 Ordinary Shares, which was the total number of Ordinary Shares entitling the Ordinary Shareholders to attend and vote for or against the Resolution proposed at the EGM. No Ordinary Shareholder was entitled to attend but was required to abstain from voting on any of the resolutions at the EGM. No Ordinary Shareholder was entitled to attend and vote only against any of the resolutions at the EGM. There were no restrictions on any of the Ordinary Shareholders to cast votes on the proposed Resolution at the EGM.

Tricor Investor Services Limited, the Company’s branch share registrar in Hong Kong, acted as the scrutineer for the vote-taking at the EGM.

Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Ms. Tam Ip Fong Sin and Mr. Liu Kwong Sang attended the EGM in person or by electronic means.

By Order of the Board

Graphex Group Limited

Lau Hing Tat Patrick

Chairman

Hong Kong, 20 December 2022

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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